Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-4 of Icahn Enterprises L.P., Icahn Enterprises Finance Corp., and Icahn Enterprises Holdings L.P. of our report dated March 14, 2013, with respect to the consolidated balance sheet of CVR Energy, Inc. and subsidiaries as of December 31, 2012 and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the period from May 5, 2012 to December 31, 2012, which report appears in the Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P. joint annual report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 3, 2014 and to the reference to our firm under the caption “Experts" in the prospectus.

/s/ KPMG LLP

Houston, Texas

March 28, 2014